

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2021

Bala Venkataraman
Chief Executive Officer
Amplitude Healthcare Acquisition Corp
1177 Avenue of the Americas, FI40
New York, NY 10036

> **Re: Amplitude Healthcare Acquisition Corp**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed May 24, 2021**
> **File No. 001-39138**

Dear Mr. Venkataraman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher D Barnstable-Brown, Esq